Exhibit 99(a)(10)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares, including Shares represented by ADSs (each, as defined below). The U.S. Offer (as defined below) is made only to holders of Shares resident in the United States and to all holders of Shares represented by ADSs solely by the U.S. Offer to Purchase, dated May 15, 2003, and the related ADS Letter of Transmittal and Share Form of Acceptance and any amendments or supplements thereto. The U.S. Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares, including Shares represented by ADSs, in any jurisdiction in which the making of the U.S. Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

Notice of U.S. Offer to Purchase for Cash
All Ordinary Shares held by U.S. Holders and
All Ordinary Shares represented by Outstanding American Depositary Shares of

GENSET S.A.

at
the U.S. Dollar Equivalent
of
EUR 8.19 Net Per Ordinary Share
and
EUR 2.73 Net Per one-third Ordinary Share represented by an American Depositary Share by

SERONO FRANCE HOLDING S.A.

        a wholly-owned subsidiary of

SERONO S.A.

        Serono France Holding S.A. ("Purchaser"), a wholly-owned subsidiary of Serono S.A. ("Serono"), is seeking to acquire for cash all outstanding ordinary shares, nominal value EUR 3.00 ("Shares"), of Genset S.A. ("Genset"), including Shares represented by American Depositary Shares ("ADSs"), through concurrent offers in the United States and France (the "Offers").

        In the U.S. Offer, Purchaser is seeking to acquire all Shares held by U.S. holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934) and all Shares represented by outstanding ADSs at a price of EUR 8.19 per Share and EUR 2.73 per one-third share represented by an ADS, in each case, net to the seller in cash, less any required withholding taxes and currency exchange costs and without interest, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated May 15, 2003, and in the related ADS Letter of Transmittal and Share Form of Acceptance (which, together with the U.S. Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "U.S. Offer"). Each sale of Shares (including Shares represented by ADSs) pursuant to the U.S. Offer will be settled in U.S. dollars calculated by converting the applicable amount in euro into dollars at the U.S. dollar spot against the euro exchange rate on the day on which funds are received by the Receiving Agent (as defined below), or its custodian in France, as described in the U.S. Offer to Purchase. Each ADS also represents the pro rata portion of the net cash proceeds from the sale by the depositary for the ADR program of rights distributed in connection with Genset's recent capital increase. Holders of Shares represented by ADSs that are tendered and accepted for payment in the U.S. Offer will also receive their pro rata portion of these net cash proceeds.

THE U.S. OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 NOON, NEW YORK CITY TIME, ON FRIDAY, JUNE 13, 2003, UNLESS THE U.S. OFFER IS EXTENDED.

        In France, Purchaser is seeking to acquire all Shares owned by non-U.S. holders at the same price as offered in the U.S. Offer and all remaining outstanding convertible bond obligations of Genset (obligations à option de conversion en actions nouvelles et/ou d'échange en actions existantes) ("OCEANEs") at a price of EUR 107.05 per OCEANE (the "International Offer"). Non-U.S. holders of Shares and holders of OCEANEs may tender their Shares and OCEANEs only into the International Offer. U.S. holders of Shares may tender their Shares only into the U.S. offer. All Shares represented by ADSs, wherever the holder is located, may be tendered only into the U.S. Offer.

        On the day following the expiration of the U.S. Offer, the mandatory squeeze-out will occur and all remaining shareholders, including those who hold Shares represented by ADSs, will have their Shares automatically converted into the right to obtain the offer price of EUR 8.19 per Share or EUR 2.73 per one-third Share represented by an ADS, less, in the case of Shares represented by ADSs, any amount payable by the holder thereof to the ADR depositary under the applicable deposit agreement. ADS holders will also be entitled to receive from the ADR depositary their pro rata portion of the net cash proceeds described above.

        Tendering holders of Shares (including Shares represented by ADSs) who have Shares or ADSs registered in their names and who tender directly to The Bank of New York (the "Receiving Agent") will not be obligated to pay brokerage fees or commissions or, except as set forth in the related ADS Letter of Transmittal, transfer taxes on the purchase of Shares (including Shares represented by ADSs) by Purchaser pursuant to the U.S. Offer. Holders of Shares (including Shares represented by ADSs) who hold their Shares or ADSs through a broker or bank should consult with such institution as to whether it charges any service fees.

        For purposes of the U.S. Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares (including Shares represented by ADSs) validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Receiving Agent of Purchaser's acceptance for payment of such Shares (including Shares represented by ADSs) pursuant to the U.S. Offer. Payment for Shares (including Shares represented by ADSs) accepted for payment pursuant to the U.S. Offer will be made by deposit of the purchase price therefor with the Receiving Agent, which will act as agent for the tendering holders of Shares (including holders of Shares represented by ADSs) for purposes of receiving payments from Purchaser and transmitting such payments to the tendering holders of Shares (including Shares represented by ADSs). Under no circumstances will interest be paid on the purchase price for Shares (including Shares represented by ADSs), regardless of any extension of the U.S. Offer or any delay in payment for Shares (including Shares represented by ADSs).

        In all cases, payment for Shares (including Shares represented by ADSs) tendered and accepted for payment pursuant to the U.S. Offer will be made only after timely receipt by the Receiving Agent of (a) depositary receipts representing ADSs delivered or confirmation of the book-entry transfer of such Shares (including Shares represented by ADSs) into the Receiving Agent's account at The Depository Trust Company ("DTC") (in the case of ADSs) or the Receiving Agent's account at Société Générale (in the case of Shares only) pursuant to the procedures set forth in Section 3 of the U.S. Offer to Purchase, (b) the applicable Share Form of Acceptance or ADS Letter of Transmittal, properly completed and duly executed (or a manually executed copy thereof), with any required signature guarantees (or, in the case of a book-entry transfer of ADSs, an Agent's Message (as defined in Section 3 of the U.S. Offer to Purchase) in lieu of the relevant ADS Letter of Transmittal) and (c) any other documents required by the applicable Share Form of Acceptance or ADS Letter of Transmittal.

        Subject to the applicable rules and regulations of the Securities and Exchange Commission (the "Commission") and to French law and regulations, Purchaser expressly reserves the right (but will not be obligated), at any time and from time to time in its sole discretion, to extend the period during which the U.S. Offer is open and thereby delay acceptance for payment of, and payment for, any

Shares (including Shares represented by ADSs), by giving oral or written notice of such extension to the Receiving Agent and by making a public announcement of such extension. During any extension of the U.S. Offer, all Shares (including Shares represented by ADSs) tendered and not withdrawn will remain subject to the U.S. Offer and subject to withdrawal rights. The term "Expiration Date" means 12:00 noon, New York City time, on Friday, June 13, 2003, unless Purchaser, in its sole discretion, shall have extended the initial period of time during which the U.S. Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the U.S. Offer, as so extended, shall expire. Any extension of the U.S. Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

        Shares or ADSs tendered pursuant to the U.S. Offer may be withdrawn at any time on or prior to the Expiration Date. Thereafter, tenders are irrevocable, except that, unless Purchaser has previously accepted them for payment, Shares or ADSs tendered may also be withdrawn at any time after July 14, 2003 until Purchaser accepts them for payment. For a withdrawal of Shares or ADSs to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Receiving Agent at one of its addresses set forth on the back cover of the U.S. Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares or ADSs to be withdrawn, the type and number of Shares or ADSs to be withdrawn and the name of the record holder of the Shares or ADSs to be withdrawn, if different from that of the person who tendered such Shares or ADSs. In the case of ADSs, if ADRs evidencing the ADSs to be withdrawn have been delivered or otherwise identified to the Receiving Agent, then, prior to the physical release of those ADRs, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such ADSs have been delivered for the account of an Eligible Institution. If Shares or ADSs have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the U.S. Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC or Euroclear, France to be credited with the withdrawn Shares or ADSs. If ADRs evidencing the ADSs have been delivered or otherwise identified to the Receiving Agent, the name of the registered owner and the serial numbers shown on such ADRs must also be furnished to the Receiving Agent prior to the physical release of such ADRs.

        All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. No withdrawal of Shares or ADSs shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Serono, Purchaser, Serono B.V., the Receiving Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares or ADSs may not be rescinded, and any Shares or ADSs properly withdrawn will be deemed not to have been validly tendered for purposes of the U.S. Offer. However, withdrawn Shares or ADSs may be retendered by following one of the procedures for tendering Shares, including Shares represented by ADSs, described in Section 3 of the U.S. Offer to Purchase at any time prior to the Expiration Date.

        If you exchange Shares, including Shares represented by ADSs, for cash pursuant to the U.S. Offer or the subsequent squeeze-out, you will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar amount received and your tax basis in the Shares, including Shares represented by ADSs. Such gain or loss will be long-term capital gain or loss if your holding period in the Shares, including Shares represented by ADSs, is more than one year at the time of the exchange. Long-term capital gain of a non-corporate U.S. holder is generally subject to a maximum tax rate of 20%. Your ability to use capital losses to offset ordinary income is limited. All payments to which a holder would be entitled pursuant to the U.S. Offer or subsequent squeeze-out will be subject to U.S. federal backup withholding tax at a rate of 30%, unless the holder (i) is a corporation, non-U.S.

person, or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. If you are not resident in France for French tax purposes, you will generally not be subject to French tax in respect of an exchange of Shares, including Shares represented by ADSs, for cash pursuant to the U.S. Offer or subsequent minority squeeze-out, unless the Shares, including Shares represented by ADSs, are registered on the books of a French permanent establishment or fixed base that you maintain. The income tax discussion set forth above is included for general information only and all holders of Shares or ADSs should consult with their own tax advisers as to the French, U.S. federal, and other tax consequences to them of the U.S. Offer, including the tax consequences arising from their own unique facts and circumstances. For a more complete description of certain U.S. federal income tax consequences of the U.S. Offer, see Section 5 of the U.S. Offer to Purchase.

        Purchaser expressly reserves the right to modify or amend the terms and conditions of the U.S. Offer in any respect, subject to the rules and regulations of the Commission and in accordance with French law and regulations.

        The U.S. Offer to Purchase and related Share Form of Acceptance and ADS Letter of Transmittal will be mailed to U.S. record holders of Shares and all record holders of ADSs and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the security holder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares or ADSs.

        The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the U.S. Offer to Purchase and is incorporated herein by reference.

        The U.S. Offer to Purchase and the related Share Form of Acceptance and ADS Letter of Transmittal contain important information and should be read carefully and in their entirety before any decision is made with respect to the U.S. Offer.

        Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Requests for additional copies of the U.S. Offer to Purchase and the related Share Form of Acceptance or ADS Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such additional copies will be furnished promptly at Purchaser's expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares (including Shares represented by ADSs) pursuant to the U.S. Offer.

The Information Agent for the U.S. Offer is:

105 Madison Avenue
New York, New York 10016

(212) 929-5500 (Call Collect)
or
 Call Toll-Free (800) 322-2885
Email:proxy@mackenziepartners.com

May 15, 2003